Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ascent Media Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-156231 and 333-156230) of Ascent Media Corporation of our report dated March 31, 2009, with respect to the consolidated balance sheets of Ascent Media Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations and comprehensive loss, cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Ascent Media Corporation.

/s/  KPMG LLP

Los Angeles, California
March 31, 2009